Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

December 17, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1, Amendment 2

Filed September 3, 2009

Response letter dated September 22, 2009

File Number 333-159680

Dear Mr. Schwall:

We have reviewed your comments sent October 2, 2009 regarding our recent S-1/A filing and are returning our written responses by way of this correspondence.

Amendment No. 2 to Registration Statement on Form S-1 (File Number 333-159680)

General

1.

We note the auditors’ consents provided with your most recent amendment are dated August 31, 2009. In your next amendment, please provide updated auditors’ consents.

Response:

Updated auditors’ consents are included in the current filed Amendment No. 3 to Registration Statement on Form S-1.

As a supplemental matter we have updated the current Amendment No. 3 with financial statements through September 30, 2009.

2.

We note your responses to our prior comments 2 and 3 and your proposal to revise your disclosure in response to our comments in a Rule 424(b) prospectus filing in lieu of filing a pre-effective amendment. As you are required to amend your filing to provide the updated auditors’ consents, and because the changes to your disclosure are substantive, please revise your disclosure in response to our prior comments 2 and 3 in your next amendment.

Response:

Prior Comment 2. Please revise your filing to provide consistent disclosure regarding the oversubscription privilege. For example, you state at page 37 that you will issue a press release approximately five days after the close of the 30 day base rights subscription period to report the shares available for the oversubscription privilege. However, the subscription document set forth in Exhibit 4.1 provides that if a holder checks the box in Section 1(b) to participate in the over allotment option, he or she will receive notice from your subscription agent of the number of shares available. In addition, you state at page 37 that those rights holders that have chosen and qualify for the oversubscription privilege will receive an additional mailing of the oversubscription document and certificate. However, it appears from Exhibit 4.1 that the document intended to be the subscription document for the oversubscription option will be provided in the initial mailing to rights holders.

Response:

We have revised the disclosure included under Plan of Distribution on page 40 to make it clear that the rights holders that have chosen and qualify for the oversubscription privilege will receive directly from the rights agent an additional mailing of the oversubscription notice of the number of rights shares available and the termination date of the over subscription period and an additional subscription form which will be the same subscription form as is contained in the Rights Certificate. The additional subscription form will be for convenience purposes only.

As additional notification to the rights holders and investors, we intend to issue a press release approximately five days after the close of the 30 day base rights subscription period to report the shares available for the oversubscription privilege and the results of the base rights subscription period.  This is in addition to the direct notification mailing described on Page 40 and in the subscription document.

Prior Comment 3. We note your disclosure that Malcolm Bendall intends to oversubscribe to the rights offering and acquire any and all shares not subscribed by other rights holders. Please disclose the percentage of your outstanding common stock that Mr. Bendall would own if he purchased all of the shares offered in your rights offering.

Response:

If Mr. Bendall were to purchase all of the shares offered in the rights offering, his beneficial ownership percentage of our outstanding common stock would be approximately 42%.  This information has been added to the disclosure of the rights offering on page 6.

Closing Comments

We have amended the registration statement in response to these comments and will provide a marked copy along with this letter to expedite your review.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.  We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

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